STATEMENT OF FINANCIAL CONDITION

Nomura Global Financial Products Inc.
March 31, 2024
With Report of Independent Auditors

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SEC FILE NUMBER
26-00141

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/23 (MM/DD/YY) AND ENDING 03/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Nomura Global Financial Products Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☐ Broker-dealer ☒ Security-based swap dealer ☐ Major security-based swap participant

☒ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

Worldwide Plaza, 309 West 49th Street
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Christy Schaffner	(212) 667-8903	christy.schaffner@nomura.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

1 Manhattan West	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.







OATH OR AFFIRMATION

We, Eugene Chiulli and Richard Lunder, swear (or affirm) that, to the best of our knowledge and belief the financial report pertaining to the firm of Nomura Global Financial Products Inc., (the "Company") as of March 31, 2024, is true and correct. We further swear (or affirm) that neither the Company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JILL KAREN FISHER
Notary Public State of New York
No. 01FI6142862
Qualified in New York County
Commission Expires March 27, 2026

Notary Public

Name: Eugene Chiulli
Title: Chief Financial Officer

Name: Richard Lunder
Title: Chief Operating Officer

This report** contains (check all applicable boxes):

- ✓ (a) Statement of financial condition.
- ✓ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ✓ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Nomura Global Financial Products Inc.
Statement of Financial Condition
March 31, 2024

Contents

Report of Independent Auditors 1

Statement of Financial Condition 3
Notes to Statement of Financial Condition..4

Ernst & Young, LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
ey.com

Report of Independent Auditors

Stockholder and Board of Directors of
Nomura Global Financial Products Inc.

Opinion

We have audited the statement of financial condition of Nomura Global Financial Products Inc. (the Company) as of March 31, 2024, and the related notes (the financial statement).

In our opinion, the accompanying financial statement presents fairly, in all material respects, the financial position of the Company at March 31, 2024, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statement section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free of material misstatement, whether due to fraud or error.

In preparing the financial statement, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statement is available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statement

Our objectives are to obtain reasonable assurance about whether the financial statement as a whole is free of material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal

1



control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statement.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statement, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statement.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Ernst & Young LLP

May 29, 2024

Nomura Global Financial Products Inc.
Statement of Financial Condition
March 31, 2024
(United States Dollars in Thousands)

Assets

Cash		$ 580,116
Deposit with clearing organization		28,918
Trading assets:		
Financial instruments owned (including assets pledged of $11,312,281)	$ 13,932,260	
Derivative financial instruments - customers	2,878,259	
Derivative financial instruments - affiliates	37,257	
		16,847,776
Collateralized financing agreements:		
Securities borrowed	11,711,551	
Securities purchased under agreements to resell (includes $74,084 at fair value)	8,095,718	
		19,807,269
Receivables:		
Loans receivable from customers at fair value	158,109	
Brokers, dealers and clearing organizations	202,095	
Customers	314,255	
Accrued interest	55,608	
		730,067
Other assets		152,151
Total assets		$ 38,146,297

Liabilities and stockholder's equity

Liabilities:		
Trading liabilities:		
Financial instruments sold, not yet purchased	$ 11,665,110	
Derivative financial instruments - customers	4,473,517	
Derivative financial instruments - affiliates	5,234	
		$ 16,143,861
Collateralized financing agreements:		
Securities loaned	9,539,851	
Securities sold under agreements to repurchase	380,335	
		9,920,186
Borrowings from Parent		4,126,159
Payables:		
Customers	3,129,748	
Brokers, dealers and clearing organizations	1,031,512	
Other payables to affiliates	45,787	
Accrued interest	76,287	
Compensation and benefits	12,693	
		4,296,027
Other liabilities		18,529
Subordinated borrowing		2,000,000
Total liabilities		36,504,762
Contingent liabilities and guarantees (see Note 11)		
Total stockholder's equity		1,641,535
Total liabilities and stockholder's equity		$ 38,146,297

See accompanying notes to Statement of Financial Condition.

Nomura Global Financial Products Inc.
Notes to Statement of Financial Condition
March 31, 2024

1. Organization

Nomura Global Financial Products Inc. (the "Company" or "NGFP") is a wholly owned subsidiary of Nomura Holding America Inc. ("NHA" or the "Parent"), which itself is wholly owned by Nomura Holdings, Inc. ("NHI" or "Nomura"), a Japanese corporation.

The Company is a Securities and Exchange Commission ("SEC") registered OTC Derivatives Dealer (a special category of broker-dealer engaged in an OTC derivatives business) under section 15(b) of the Securities Exchange Act of 1934 (the "Act"). The Company is registered as a Swap Dealer ("SD") with the Commodity Futures Trading Commission ("CFTC"). On November 1, 2021, the Company registered as a Security-Based Swap Dealer ("SBSD") with the SEC.

The Company purchases and sells over-the-counter ("OTC") derivatives to assist institutional investors in implementing their trading or hedging strategies. The Company also purchases and sells cash securities and exchange traded derivative positions to hedge its trading positions and enters into principal transactions for its own account.

The Company's most significant activity is acting as one of Nomura's predominant client-facing entities for OTC interest rate swaps globally. In certain cases, the Company may hedge the market risk of client facing transactions by entering into offsetting derivative trades with affiliates, including Nomura Securities Co., Ltd. ("NSC") and Nomura Financial Products & Services, Inc. ("NFPS"). The Company also assumes market risk by entering into equity, foreign exchange, and credit derivative transactions, often by entering into derivative trades with affiliates such as Nomura International PLC ("NIP") and NFPS, which often act as the client-facing entities.

The Company manages, analyzes and reports on its business on the basis of one operating segment.

2. Significant Accounting Policies

Use of Estimates

The Statement of Financial Condition is presented in conformity with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect the amounts reported in the Statement of Financial Condition and accompanying notes. Management believes that the estimates utilized in preparing its Statement of Financial Condition are reasonable and prudent. Actual results could differ from those estimates.

During times of financial crisis and dislocated markets, additional use of estimates may be required or existing estimates may be increasingly judgmental.

Foreign Currency

Assets and liabilities denominated in non-United States dollar currencies are remeasured into United States dollar equivalents at spot foreign exchange rates prevailing on the date of the Statement of Financial

Condition, while revenue and expense accounts are remeasured at the actual foreign exchange rate on the date the transaction occurred.

Gains and losses resulting from non-United States dollar currency transactions are included in income.

Cash

At times, cash balances will exceed federally insured levels, however the Company does not believe there is significant credit risk with respect to these balances.

The Company defines cash equivalents to be highly liquid investments with original maturities of three months or less, other than those held for trading purposes. At March 31, 2024, the Company did not have cash equivalents.

Fair Value Measurements

A significant amount of the assets and liabilities of the Company are carried at fair value on a recurring basis with changes in fair value recognized in income under various accounting literature, principally applicable industry guidance, such as Accounting Standards Codification ("ASC") 940, *Financial Services – Brokers and Dealers* ("ASC 940"), but also, ASC 815, *Derivatives and Hedging* ("ASC 815") and by the fair value option election in accordance with ASC 825, *Financial Instruments* ("ASC 825"). If the Company elects the fair value option for an eligible item, changes in that item's fair value in subsequent reporting periods must be recognized in current earnings. The Company applies the fair value option to certain securities purchased under agreements to resell. During the year ended March 31, 2024, the Company also applied the fair value option to loans receivable from customers and borrowings.

ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820") defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and determines disclosures associated with the use of fair value requirements (see Note 5).

Assets and liabilities recorded at fair value on the Statement of Financial Condition are categorized for disclosure purposes, based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels are defined by ASC 820 and are directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities (see Note 5).

Trading assets and *Trading liabilities*, including long and short securities positions and contractual commitments arising pursuant to derivatives contracts, are recorded on the Statement of Financial Condition on a trade date basis at fair value, with realized and unrealized gains and losses reflected in income.

Derivative financial instruments are presented on a net-by-counterparty basis where evidence that an enforceable legal right of setoff exists, in accordance with ASC 210-20, *Balance Sheet – Offsetting* ("ASC 210-20") and ASC 815-10-45, *Derivatives and Hedging – Overall – Other Presentation Matters* ("ASC

815-10-45"). The fair value is netted across products where allowable in the associated master netting agreements. Also, the Company generally offsets fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments that are eligible for offset under the same master netting agreements.

Transfers of Financial Assets

The Company accounts for the transfer of a financial asset as a sale when it relinquishes control over the asset by meeting the following conditions outlined in ASC 860, *Transfers and Servicing* ("ASC 860"), (a) the asset has been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the asset received, or if the transferee is an entity whose sole purpose is to engage in securitization or asset-backed financing activities, if the holders of its beneficial interests have the right to pledge or exchange the beneficial interests held and (c) the transferor has not maintained effective control over the transferred asset.

Borrowings at Fair Value

Borrowings at fair value represents structured financing transactions documented as derivatives which failed the ASC 815 definition of a derivative due to the significance of the upfront payment required under the contract. At March 31, 2024, the Company did not have any borrowings at fair value.

Collateralized Financing Agreements

Securities purchased under agreements to resell ("resale agreements") and *Securities sold under agreements to repurchase* ("repurchase agreements") are treated as financing transactions and are carried at the amounts at which the securities will be subsequently resold or reacquired plus accrued interest, except for certain resale agreements for which the Company has elected the fair value option.

Repurchase and resale agreements are presented on a net-by-counterparty basis on the Statement of Financial Condition where net presentation is permitted by ASC 210-20. It is the Company's policy to take possession of securities collateralizing resale agreements. Similarly, counterparties take possession of the securities pledged by the Company to collateralize repurchase agreements. Substantially all of these transactions are collateralized by United States government and other sovereign government securities. The Company monitors the market value of the underlying securities as compared to the related receivables or payables, including accrued interest, and typically requests or returns additional collateral when deemed appropriate.

Securities borrowed and *Securities loaned* are included on the Statement of Financial Condition at the amount of cash collateral advanced or received plus accrued interest. *Securities borrowed* transactions require the Company to deposit cash, letters of credit or other securities with the lender. With respect to *Securities loaned*, the Company receives collateral in the form of cash or other securities. When securities are pledged as collateral for securities borrowed, such transactions are not recorded on the Statement of Financial Condition. The Company monitors the market value of the securities borrowed or loaned against the collateral on a daily basis and additional cash or securities are obtained or refunded as necessary, to ensure that such transactions are adequately collateralized for the Company's risk management purposes.

Receivables from and Payables to Customers

Receivables from and *Payables to customers* include the portion of cash collateral posted to and received from counterparties for derivative transactions, which is not eligible for netting under ASC 815-10-45 or where the cash collateral delivered/received exceeds the related derivative payable/receivable as of the date of the Statement of Financial Condition.

Loans receivable from customers at fair value

Loans receivable from customers at fair value represents a transaction which is comprised of the purchase of assets with a total return swap entered into with the transferor in contemplation of the initial transfers, whereby the transferor retains substantially all of the exposure to the economic return on the transferred financial asset throughout the term of the transaction. The purchased assets are off-balance sheet. This transaction is accounted for as a failed purchase in accordance with ASC 860. *Loans receivable from customer at fair value* also includes a transaction with an affiliate which is documented as a derivative, but failed the ASC 815 definition of a derivative due to the upfront payment provided on the contract.

Allowance for credit loss

The CECL model requires the measurement of expected credit losses for financial assets measured at amortized cost, using relevant information about past events, including historical credit loss experience on financial assets with similar risk characteristics, current conditions, and reasonable and supportable forecasts that affect the collectability of the remaining cash flows over the contractual term of the financial assets. The overall estimate of the allowance for credit losses is based on both quantitative and qualitative considerations.

The majority of financial assets subject to CECL are resale agreements, securities borrowed and margin receivables. The Company applied the collateralized maintenance method to resale agreements and determined a CECL provision was not required. Qualitative methods are applied to securities borrowed and margin receivable and the other remaining assets where there is no history of significant credit losses and reasonable expectation of minimal future credit losses with any potential measurement of credit losses being immaterial. The Company has elected to exclude accrued interest receivable from the amortized cost basis of financial instruments used to measure expected credit losses. Accrued interest receivable balances are charged off against interest income when the related financial instrument is placed on nonaccrual status.

Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Receivables from and *Payables to brokers, dealers and clearing organizations*, including affiliates, consist of, margin with clearing broker-dealers related to exchange traded derivatives and pending trades. Pending trades represent the net amount on unsettled securities transactions.

Revenue Recognition

Principal transactions revenues consist of revenues related to realized and unrealized gains and losses on securities and derivative financial instruments. Also included in principal transactions are model reserves and counterparty and own credit risk adjustments on derivative transactions, and changes in fair value of borrowings at fair value, loans receivable from customers at fair value and certain resale agreements.

Interest and dividends income is earned primarily from *Financial instruments owned, Securities borrowed, Securities purchased under agreements to resell*, and cash collateral pledged (see Note 6) and is accounted for on an accrual basis.

Transfer pricing, net includes amounts paid and received from affiliate companies under transfer pricing agreements (see Note 4). Additionally, the Company earns fees for certain operational and administrative services provided to related parties; these fees are determined under a service level agreement. Revenues are recognized as earned and are accounted for on an accrual basis (see Note 4).

Expenses

Interest and dividends expense is incurred primarily on *Securities loaned*, *Borrowings from Parent, Subordinated borrowings*, *Securities sold under agreements to repurchase* and cash collateral received (see Note 6) and is accounted for on an accrual basis.

Service fees with related parties primarily includes sales credits paid to affiliate companies that essentially represent internal commissions to an entity involved in sales efforts. Service fees with related parties also includes costs, for operational and administrative functions outsourced to affiliate companies, primarily NHA and Nomura Securities International, Inc. ("NSI"), reduced by reimbursements received from these parties. These fees are determined either under service agreements or an allocation method approved by management (see *Operational and administrative arrangements* in Note 4).

Commissions and brokers fees include clearance, execution, transaction and commission fees to affiliates and non-affiliates as incurred and are accounted for on an accrual basis.

Income Taxes

Certain income and expense items are accounted for in different periods for income tax purposes as compared to financial reporting purposes. Provisions for deferred taxes are made in recognition of these temporary differences in accordance with the provisions of ASC 740, *Income Taxes* ("ASC 740").

ASC 740 also provides guidance and prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of uncertain tax positions (see Note 12).

The Company's policy is to treat interest and/or penalties related to income tax matters and uncertain tax positions as part of pre-tax income.

New Accounting Pronouncements

No new accounting pronouncements relevant to the Company were adopted during the year ended March 31, 2024.

3. Deposit with Clearing Organization

Deposit with clearing organization ("restricted cash") is presented separate from *Cash* in the Statement of Financial Condition. It consists entirely of a guarantee deposit required by a derivatives clearing organization in order to conduct business. This amount is determined by such clearing organization and is subject to change.

4. Transactions with Related Parties

The Company's transactions with affiliates include derivative transactions, purchase of various services and financing activities in the form of loans to affiliate customers, borrowings from Parent, subordinated borrowings, and secured financing transactions such as securities borrowed, resale agreements, securities loaned, and repurchase agreements. Generally, the Company's derivative positions with affiliates are offset by positions with third parties. As mentioned in Note 1, the Company enters into a significant number of OTC derivatives as a result of acting as an intermediary between its Nomura affiliates, including NSC, NIP, NFPS and non-Nomura parties. The Company also clears most of its exchange traded derivative activity and some of its OTC derivative activity subject to central clearing ("OTC Centrally Cleared Derivatives") through affiliates such as NIP and NSI.

Transaction Execution Services Agreement

The Company is a party to a Transaction Execution Services Agreement ("TESA") involving certain other Nomura affiliates ("TESA Affiliates") where the parties to the TESA provide trade execution services ("Services") for certain products to one or more of the other TESA Affiliates in accordance with US transfer pricing regulations and Organization for Economic Co-operation and Development transfer pricing guidelines. The Company pays and receives amounts related to profits on positions as well as interest revenue, less certain deductions for direct and indirect costs related to the revenues ("TESA Revenues"). TESA revenues are determined on a fiscal year to date basis. The Company records these payments and receipts within income.

Sales Credits

The Company pays to other Nomura entities sales credits essentially representing an internal commission to an entity involved in sales efforts. Beginning April 1, 2022, sales credits include client facilitation and structuring fees to remunerate entities that perform certain activities within the global markets business. Payments are recorded in income.

Operational and Administrative Arrangements

The Company reimburses affiliates for the expenses incurred in providing office space and other equipment used by the Company. Additionally, the Company reimburses affiliates for expenses and certain other costs, which the affiliates pay on behalf of the Company and receives reimbursements from affiliates for certain expenses incurred by the Company on the affiliates' behalf. These reimbursements are reflected net, in income.

At March 31, 2024, balances with related parties are included in the accompanying Statement of Financial Condition captions (in thousands):

Assets

Derivative financial instruments - affiliates[1]	$ 37,257
Securities borrowed	11,711,551
Securities purchased under agreement to resell[1]	8,095,718
Receivables:	
Loans receivable from customers at fair value	100,152
Brokers, dealers and clearing organizations	201,952
Customers	181,341
Accrued interest	7,346
Other assets	49,229

Liabilities

Derivative financial instruments - affiliates[1]	5,234
Securities loaned	9,539,851
Securities sold under agreements to repurchase[1]	380,335
Borrowings from Parent	4,126,159
Payables:	
Customers	100,086
Brokers, dealers and clearing organizations	36,332
Accrued interest	23,261
Other payables to affiliates	45,787
Subordinated borrowing	2,000,000

[1] Represents amounts after counterparty netting in accordance with ASC 210-20.

Borrowings from Parent represents an overnight loan payable to NHA. At March 31, 2024, the interest rate on this loan was 0.79%.

Loans receivable from customers at fair value represents a transaction with NIP which is documented as a derivative, but failed the ASC 815 definition of a derivative due to the upfront payment provided on the contract.

Receivables from brokers, dealers and clearing organizations is primarily comprised of receivables of $170.4 million from affiliates in relation to cash collateral posted to affiliates in their capacity as clearing broker for the Company on exchange traded derivatives and receivables of $25.5 million related to trading activities with NSI.

Payables to brokers, dealers and clearing organizations is primarily comprised of amounts payable to NSI in relation to securities loaned/borrowed activity and for acting in its capacity as clearing broker for the Company.

Receivables from/Payable to customers is primarily comprised of excess cash collateral posted to/received from affiliates in relation to derivatives activities.

Other payables to affiliates is primarily comprised of amounts payable to NFPS, NAHK, NSI, and NHA in relation to transfer pricing and other miscellaneous payables related to operational and administrative arrangements discussed above, as well as, amounts payable to NHA related to income taxes.

Other assets is primarily comprised of amounts receivable from NIP, NSI, and NHA in relation to transfer pricing and other miscellaneous payables related to operational and administrative arrangements discussed above.

5. Fair Value Measurements

The Fair Value of Financial Instruments

A significant amount of the Company's financial instruments are carried at fair value. Financial instruments that are carried at fair value on a recurring basis include *Trading assets* and *Trading liabilities*. Additionally, the Company applies the fair value option to certain resale agreements. During the year ended March 31, 2024, the Company applied the fair value option to loans receivable from customers and borrowings.

In all cases, fair value is determined in accordance with ASC 820, which defines fair value as the amount that would be exchanged to sell a financial asset or transfer a financial liability in an orderly transaction between market participants at the measurement date. It assumes the transaction occurs in the Company's principal market, or in the absence of the principal market, the most advantageous market for the relevant financial asset or liability.

Valuation Methodology for Financial Instruments Carried at Fair Value on a Recurring Basis

The fair value of financial instruments is based on quoted market prices including market indices, broker or dealer quotations or an estimation by management of the expected exit price under current market conditions. Certain OTC contracts have bid and offer prices that are observable in the market. These are measured at the point within the bid-offer range which best represents the Company's estimate of fair value. Where quoted market prices or broker or dealer quotations are not available, prices for similar instruments or valuation pricing models are considered in the determination of fair value. Where quoted prices are

available in active markets, no valuation adjustments are taken to modify the fair value of assets or liabilities that are marked using such prices.

Certain instruments may be measured using valuation techniques, such as valuation pricing models incorporating observable parameters, unobservable parameters or a combination of both. Valuation pricing models use parameters which would be considered by market participants in valuing similar financial instruments.

Valuation pricing models and their underlying assumptions impact the amount of unrealized gains and losses recognized. The use of different valuation pricing models or underlying assumptions could produce different financial results. Valuation uncertainty results from a variety of factors, including the valuation technique or model selected, the quantitative assumptions used within the valuation model, the inputs into the model, as well as other factors. Valuation adjustments are used to reflect the assessment of this uncertainty. Common valuation adjustments may include model reserves, credit adjustments, close-out adjustments, and other appropriate instrument-specific adjustments, such as those to reflect transfer or sale restrictions.

The degree of adjustments is largely judgmental and is based on an assessment of the factors that management believes other market participants would use in determining the fair value of similar financial instruments. The type of adjustments taken, the methodology for the calculation of these adjustments and the inputs for these calculations are reassessed periodically to reflect current market practice and the availability of new information.

For example, the fair value of certain financial instruments includes adjustments for credit risk; both with regards to counterparty credit risk on positions held and the Company's own creditworthiness on positions issued. Credit risk on financial assets is significantly mitigated by credit enhancements such as collateral and netting arrangements. Any net credit exposure is measured using available and applicable inputs for the relevant counterparty. The same approach is used to measure the credit exposure on the Company's financial liabilities as is used to measure counterparty credit risk on the Company's financial assets.

Valuation pricing models are calibrated to the market on a regular basis by comparison to observable market pricing, comparison with alternative model and analysis of risk profiles and inputs used are adjusted for current market conditions and risk. The Model Validation Group ("MVG") within the Risk Management Division reviews pricing models and assesses model appropriateness and consistency independently of the front office. The model reviews consider a number of factors about a model's suitability for valuation and sensitivity of the models used for a particular product.

Fair Value Hierarchy

All financial instruments measured at fair value, including those carried at fair value using the fair value option, have been categorized into a three-level hierarchy (the "fair value hierarchy") based on the transparency of valuation inputs used by the Company to estimate fair value. A financial instrument is classified in the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement of the financial instrument. A financial instrument valued using a combination of Level 1, 2 and 3 inputs would be classified as a Level 3 financial asset or liability where the Level 3 inputs are

Nomura Global Financial Products Inc.
Notes to Statement of Financial Condition (continued)

significant to its measurement. The three levels of the fair value hierarchy are defined as follows, with Level 1 representing the most transparent inputs and Level 3 representing the least transparent inputs:

Level 1 – Unadjusted quoted prices for identical financial instruments in active markets accessible by the Company at the measurement date.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable either directly or indirectly for substantially the full term (contractual life) of the asset or liability.

Level 3 – One or more inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The following table presents information about the Company's financial assets and financial liabilities measured at fair value on a recurring basis, as of March 31, 2024, within the fair value hierarchy (dollars in thousands):

	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting[1]	Total
Assets					
Derivatives:					
Interest rate contracts	$ -	$ 122,950,953	$ 858,601	$ -	$ 123,809,554
Foreign exchange contracts	-	13,654,921	9,267	-	13,664,188
Equity contracts	-	15,080,344	11,246	-	15,091,590
Credit contracts	-	1,105,452	72,109	-	1,177,561
Netting	-	-	-	(150,827,377)	(150,827,377)
Total derivatives	-	152,791,670	951,223	(150,827,377)	2,915,516
Equity securities	9,271,424	2,049,595	2,818	-	11,323,837
Bank and corporate debt securities	-	94,984	-	-	94,984
U.S. and foreign government, agency and municipal securities	2,199,763	313,676	-	-	2,513,439
Total trading assets	**$ 11,471,187**	**$ 155,249,925**	**$ 954,041**	**$ (150,827,377)**	**$ 16,847,776**
Securities purchased under agreements to resell [2]	$ -	$ 74,084	$ -	$ -	$ 74,084
Loans receivable from customer [2]	$ -	$ 158,109	$ -	$ -	$ 158,109
Liabilities					
Derivatives:					
Interest rate contracts	$ -	$ 121,606,681	$ 752,992	$ -	$ 122,359,673
Foreign exchange contracts	-	13,253,764	31,534	-	13,285,298
Equity contracts	-	16,922,182	13,422	-	16,935,604
Credit contracts	-	885,926	11,024	-	896,950
Netting	-	-	-	(148,998,774)	(148,998,774)
Total derivatives	-	152,668,553	808,972	(148,998,774)	4,478,751
Equity securities	11,187,166	309,342	1,932	-	11,498,440
U.S. and foreign government, agency and municipal securities	82,384	84,286	-	-	166,670
Total trading liabilities	**$ 11,269,550**	**$ 153,062,181**	**$ 810,904**	**$ (148,998,774)**	**$ 16,143,861**

[1] The amount offset under counterparty netting of derivative assets and liabilities and cash collateral netting against derivatives.

[2] Items for which the Company elected the Fair value option under ASC 825.

Valuation Methodology by Major Class of Financial Asset and Liability

The following table describes the valuation methodology used by the Company to estimate fair value for major classes of financial assets and financial liabilities, together with the significant inputs which determine classification in the fair value hierarchy:

Product/Instrument	Valuation methodology, inputs and assumptions	Valuation Hierarchy Classification
U.S. and foreign government agency, and municipal securities	Valued using quoted market prices, broker or dealer quotations, or alternative pricing sources.	Level 1 when traded in active markets Level 2 when traded in less active markets
Bank and corporate debt securities	Valued using DCF, quoted market prices and/or recent market transactions of identical or similar debt securities, if available. Significant inputs may include: • Yield curves • Recovery rates • Asset swap spreads • Credit spreads of the issuer	Level 2

Equity securities	Listed securities:
	  Valued using quoted prices for identical securities where available. Listed equities traded in inactive markets are valued using the exchange price as adjusted to reflect liquidity and bid/offer spreads or valued using book value per share.
	Significant inputs include:
	• Volatilities
	Delisted securities:
	  Valued using market approach.
	Significant inputs include:
	• Market price
		Level 1, 2, or 3
		
		Level 3

Securities purchased under agreements to resell	Valuations are based on DCF. Significant inputs may include: • Credit Spreads • Repo rates	Level 2
Loans receivable from customers	Transactions documented as derivatives that failed the ASC 815 definition of a derivative and transactions accounted for as a failed purchase are valued in the same manner as interest rate and credit contracts.	Level 2

Product/Instrument	Valuation methodology, inputs and assumptions	Valuation Hierarchy Classification
Derivatives	Exchange-traded derivatives (excluding equity contracts).	Level 2 when valued using models
	Exchange-traded equity derivatives are valued using option models. Use of a model valuation is more representative of fair value than exchange price because of the higher volume and frequency of trading in the underlying equity instruments compared to the derivative.	Level 2
	OTC derivative transactions are valued using DCF techniques as well as options models such as Black-Scholes and Monte Carlo simulation. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and the Company's own creditworthiness on derivative liabilities. Equity contracts significant inputs may include: • Equity prices • Volatilities • Dividend yields • Correlations Interest rate contracts significant inputs may include: • Interest rates • Volatilities • Forward foreign exchange ("FX") rates • Correlations Credit contracts significant inputs may include: • Interest rates • Default probabilities • Credit spreads • Volatilities • Recovery rates • Correlations • Loss severities FX contracts significant inputs may include: • Interest rates • Volatilities • Forward FX rates • Correlations • Spot FX rates	Level 2 or 3

Valuation Processes

In order to ensure the appropriateness of any fair value measurement of a financial instrument used within this Statement of Financial Condition, including those classified as Level 3 within the fair value hierarchy, the Company operates a governance framework which mandates determination or validation of a fair value measurement by control and support functions independent of the trading businesses assuming the risk of the financial instrument. Such functions within the Company with direct responsibility for either defining, implementing or maintaining valuation policies and procedures are as follows:

- The Product Control Valuations Group ("PCVG") has primary responsibility for determining and implementing valuation policies and procedures in connection with the determination of fair value

measurements. While it is the responsibility of front office traders in the Company's trading businesses to price its financial instruments, the PCVG is responsible for independently verifying or validating these prices. In the event of a difference in opinion or where the estimate of fair value requires judgment, the valuation used within this Statement of Financial Condition is made by senior management independent of the trading businesses. The PCVG reports to the Head of Product Control and ultimately to the NHA Chief Financial Officer;

- The Accounting Policy Group defines the Company's accounting policies and procedures in accordance with US GAAP, including those associated with determination of fair value. This group reports to the NHA Chief Financial Officer;

- The MVG within the Risk Management Division validates the appropriateness and consistency of pricing models used to determine fair value measurements independently of those who design and build the models. This group reports to the NHA Chief Risk Officer.

The fundamental components of this governance framework over valuation processes within the Company, particularly around Level 3 financial instruments, are the procedures in place around independent price verification, pricing model validation and revenue substantiation.

The valuation of financial instruments and determination of the provision for credit losses are more difficult when severe economic and market shocks occur. Dislocations between asset prices, higher volatility, reduced price transparency and deterioration in the credit worthiness of borrowers requires greater use of judgment.

Independent Price Verification Processes

The key objective of the independent price verification processes within the Company is to verify the appropriateness of fair value measurements applied to all financial instruments within the Company. In applying these control processes, observable inputs are used whenever possible and when unobservable inputs are necessary, the processes seek to ensure the valuation methodology and inputs are appropriate, reasonable and consistently applied.

The independent price verification processes aim to verify the fair value of all positions to external sources on a regular basis. The process involves obtaining independent data such as trades, marks and prices from external sources and examining the impact of marking the positions at the independent prices.

Where third-party pricing information sourced from brokers, dealers and consensus pricing services is used as part of the price verification process, consideration is given as to whether that information reflects actual recent market transactions or prices at which transactions involving identical or similar financial instruments are currently executable. If such transactions or prices are not available, the financial instrument will generally be classified as Level 3.

Where there is a lack of observable market information around the inputs used in a fair value measurement, the PCVG and the MVG will assess the inputs used for reasonableness considering available information including comparable products, volatility surfaces, curves and past trades.

Additional valuation adjustments may be taken for the uncertainty in the inputs used, such as correlation and where appropriate, trading desks may be asked to execute trades to evidence market levels.

Model Review and Validation

For more complex and illiquid financial instruments, pricing models are used to determine fair value measurements. Before models are put into official use, the MVG is responsible for validating their integrity and comprehensiveness independently from those who design and build them. As part of this validation process, the MVG analyzes a number of factors to assess a model's suitability and to quantify model risk by applying model reserves and capital adjustments. Valuation models are developed and maintained by the front-office and risk models by the Risk Methodology Group within the Risk Management Division. Some models may also be developed by third party providers. The Risk Methodology Group has primary responsibility for the ongoing refinement and improvement of risk models and methodologies. All models are also subject to an annual re-approval process by MVG to ensure they remain suitable.

Revenue Substantiation

PCVG also ensures adherence to the Company's valuation policies through daily and periodic analytical review of net revenues. This process involves substantiating revenue amounts through explanations and attribution of revenue sources based on the underlying factors such as interest rates, credit spreads, volatility, FX rates etc. In combination with the independent price verification processes, this daily, weekly, monthly and quarterly review substantiates the revenues made while helping to identify and resolve potential booking, pricing or risk quantification issues.

Quantitative Information Regarding Significant Unobservable Inputs and Assumptions

The following table presents quantitative information about the significant unobservable inputs and assumptions used by the Company for certain Level 3 financial instruments as of March 31, 2024 (dollars in thousands):

Nomura Global Financial Products Inc.
Notes to Statement of Financial Condition (continued)

Class of financial instrument	Fair value	Valuation technique(s)	Unobservable inputs		Level 3 Input or Range of Inputs	Weighted Average[1]
Derivatives, net:						
Interest rate contracts	$ 105,609	Discounted cash flow	Interest rates		0.6% - 4.2%	n/a
			Volatilities		24.3% - 401.5%	n/a
			Correlations		0.9 - 1.0	n/a
Foreign exchange contracts	$ (22,267)	Option models	Forward FX rates	(2)	7.19 - 7.34	n/a
			Interest rates	(3)	0.6% - 4.1%	n/a
Equity contracts	$ (2,176)	Option models	Dividend yield		0.0% - 11.5%	n/a
			Volatilities		6.6% - 140.8%	n/a
Credit contracts	$ 61,085	Discounted cash flow	Credit spreads		0.1% - 15.0%	n/a
			Recovery rates		20% - 90%	n/a
Assets:						
Equity securities	$ 2,818	Market approach	Volatilities	(4)	26.4%	26.4%
Liabilities:						
Equity securities	$ 1,932	Market approach	Market price		$2.47	$2.47

[1] The Company has not provided weighted average information for derivatives as unlike cash products the risk on such products is distinct from the balance sheet value and is subject to netting.
[2] Forward FX rates applicable to $10.4 million of foreign exchange contracts.
[3] Interest rates applicable to $11.1 million of foreign exchange contracts.
[4] Volatilities applicable to $2.5 million of equity securities.

Sensitivity of Fair Value to Changes in Unobservable Inputs

For each class of financial instrument described in the above table, changes in each of the significant unobservable inputs and assumptions used by the Company will impact the determination of a fair value measurement for the financial instrument. The sensitivity of these Level 3 fair value measurements to changes in unobservable inputs and interrelationships between those inputs as described below impact the determination of a fair value measurement for the financial instrument.

Where the Company is long the underlying risk of a derivative, significant increases (decreases) in the underlying of the derivative, such as interest rates, recovery rates, or dividend yield, in isolation, would result in a significantly higher (lower) fair value measurement. Significant increases (decreases) in credit spreads, in isolation, would result in a significantly lower (higher) fair value measurement. Where the Company is short the underlying risk of a derivative, the impact of these changes would have a converse effect on the fair value measurements reported by the Company.

Where the Company is long optionality, or correlation, significant increases (decreases) in volatility or correlation will result in a significantly higher (lower) fair value measurement. Where the Company is short optionality, or correlation, the impact of these changes would have a converse effect on the fair value measurements.

The following table explains increases and decreases, including gains and losses recorded in income, of Level 3 financial assets and financial liabilities measured at fair value on a recurring basis for the year ended March 31, 2024. Financial instruments classified as Level 3 are derivatives, equity securities, and bank and corporate debt securities using significant unobservable parameters. These financial instruments are often economically hedged with instruments within Level 1 or Level 2 of the fair value hierarchy and the gains or losses below do not reflect the offsetting gains or losses for these hedging instruments. Level 3 instruments are at times measured using both observable and unobservable inputs. Fair value changes presented below, therefore, reflect realized and unrealized gains and losses resulting from movements in both observable and unobservable parameters.

	Opening balance as of April 1, 2023	Purchases	Issuances	Sales/ Redemption	Settlements[1]	Total unrealized and realized gains / (losses)	Transfers into Level 3	Transfers out of Level 3	Balance as of March 31, 2024
					(Dollars in thousands)				
Derivatives:									
Interest rate contracts, net	$ (17,687)	$ -	$ -	$ -	$ (83,163)	$ (127,370)	$ (201,820)	$ 535,649	$ 105,609
Foreign exchange contracts, net	1,175	-	-	-	(22,786)	(128)	7,307	(7,835)	(22,267)
Equity contracts, net	(2,692)	-	-	-	26,687	(24,568)	10,334	(11,937)	(2,176)
Credit contracts, net	(571)	-	-	-	138,811	(16,490)	(2,265)	(58,400)	61,085
Total derivatives	$ (19,775)	$ -	$ -	$ -	$ 59,549	$ (168,556)	$ (186,444)	$ 457,477	$ 142,251
Bank and corporate debt securities	$ 81,371	$ -	$ -	$ (37,192)	$ -	$ (2,639)	$ -	$ (41,540)	-
Equity securities (Assets)	$ 33,708	$ 130,314	$ -	$ (87,677)	$ -	$ (9,554)	$ 13,780	$ (77,753)	2,818
Equity securities (Liabilities)	$ (1,937)	$ -	$ -	$ -	$ -	$ -	$ (2,069)	$ 2,074	(1,932)

[1] All cash payments or receipts on derivatives are included within Settlements.

Transfers Between Levels of the Fair Value Hierarchy

Transfers From Level 2 to Level 3:

- Approximately $201.8 million of net interest rate contract liabilities were transferred from Level 2 to Level 3 as inputs (interest rates, volatilities, and correlations) became unobservable.

- Approximately $7.3 million of net foreign exchange contract assets were transferred from Level 2 to Level 3 as inputs became unobservable.

- Approximately $10.3 million of net equity contract assets were transferred from Level 2 to Level 3 as inputs (volatilities) became unobservable.

- Approximately $2.3 million of net credit contract liabilities were transferred from Level 2 to Level 3 as inputs (credit spread and recovery rates) became unobservable.

Transfer from Level 3 to Level 2:

- Approximately $11.9 million of net equity contract liabilities were transferred from Level 3 to Level 2 as inputs (volatilities) became observable.

- Approximately $535.6 million of net interest rate contract assets were transferred from Level 3 to Level 2 as inputs (interest rates, volatilities, and correlations) became observable.

- Approximately $58.4 million of net credit contract liabilities were transferred from Level 3 to Level 2 as inputs (credit spread and recovery rates) became observable.

- Approximately $7.8 million of net foreign exchange contract liabilities were transferred from Level 3 to Level 2 as inputs became observable.

- Approximately $41.5 million of bank and corporate debt securities were transferred from Level 3 to Level 2 as inputs (credit spread and recovery rates) became observable.

- Approximately $77.8 million of equity security assets were transferred from Level 3 to Level 2 as inputs became observable.

- Approximately $2.1 million of equity security liabilities were transferred from Level 3 to Level 2 as inputs became observable.

Fair Value Option for Financial Assets and Liabilities

The Company carries certain eligible financial assets and liabilities at fair value through the election of the fair value option permitted by ASC 815 and ASC 825. When the Company elects the fair value option for an eligible item, changes in that item's fair value are recognized income. Election of the fair value option is irrevocable unless an event that gives rise to a new basis of accounting for that instrument occurs. Interest and dividend income and expense arising from financial instruments for which the fair value option has been elected are recognized within income.

The financial assets elected for the fair value option by the Company, the reasons for the election, and related gains and losses recognized during the year ended March 31, 2024 are as follows:

- *Resale agreements* – The Company elected the fair value option for certain of these agreements to mitigate volatility in income caused by the difference in measurement basis that otherwise

would have arisen between these agreements and the derivatives used to risk manage these instruments. The value is driven by the fair value of the underlying collateral.

- Loans receivable from customers at fair value – The fair value option was elected for a transaction documented as a derivative that failed the ASC 815 definition of a derivative and a transaction accounted for as a failed purchase in accordance with ASC 860. These positions are valued in the same manner as the underlying derivatives in the transactions. The Company elected the fair value option for these loans because they are risk managed on a fair value basis.

- Borrowings at fair value – The fair value option was elected for transactions documented as derivatives that failed the ASC 815 definition of a derivative. These transactions were recorded as financing transactions with embedded derivatives which reflect the performance of the referenced investments. The value was driven by the fair value of the underlying referenced securities. The fair value option was elected for these transactions as the Company risk manages the positions on a fair value basis. At March 31, 2024, the Company did not have any borrowings at fair value.

Estimated Fair Value of Financial Instruments not Carried at Fair Value

Certain financial instruments are not carried at fair value on a recurring basis on the Statement of Financial Condition since they are neither held for trading purposes nor elected for the fair value option. These are typically carried at contractual amounts due or amortized cost.

The carrying value of the majority of the following financial instruments will approximate fair value since they are liquid, short-term in nature and/or contain minimal credit risk. These include *Cash, Deposit with clearing organization, Securities purchased under agreements to resell, Securities borrowed, Receivables from/Payables to customers, brokers, dealers and clearing organizations, Borrowings from Parent, Securities sold under agreements to repurchase* and *Securities loaned.*

However, the fair value of other financial instruments may be different than carrying value if they are longer term in nature or contain more than minimal credit risk. All of these financial assets and financial liabilities would be generally classified as Level 2 or Level 3 within the fair value hierarchy. As of March 31, 2024, the only longer dated instrument with a material difference between fair value and carrying value was *Subordinated borrowings*. The fair value of *Subordinated borrowings* is estimated by a proxy valuation using NHI's public debt and industry benchmarks.

The following table presents carrying values, estimated fair values and classification within the fair value hierarchy of those fair values for financial instruments which are carried on a basis other than fair value within our Statement of Financial Condition as of March 31, 2024.

Financial instruments carried at fair value on a recurring basis are separately reported in the tables above.

Nomura Global Financial Products Inc.
Notes to Statement of Financial Condition (continued)

	Carrying value	Fair value	Fair value by Level		
			Level 1	Level 2	Level 3
			(Dollars in thousands)		
Assets:					
Cash	$ 580,116	$ 580,116	$ 580,116	$ -	$ -
Deposit with clearing organization	28,918	28,918	28,918	-	-
Securities borrowed	11,711,551	11,711,551	-	11,711,551	
Securities purchased under agreements to resell [(1)(2)]	8,021,634	8,021,634	-	7,883,830	137,804
Receivables from customers, brokers, dealers and clearing organizations	516,350	516,350		516,350	-
Liabilities:					
Securities loaned	9,539,851	9,539,851	-	9,539,851	-
Securities sold under agreements to repurchase [(1)]	380,335	380,335	-	337,810	42,525
Payables to customers, brokers, dealers and clearing organizations	4,161,260	4,161,260		4,161,260	-
Borrowings from Parent	4,126,159	4,126,159	-	4,126,159	-
Subordinated borrowing	2,000,000	1,986,233	-	1,688,738	297,495

[(1)] Represents amounts after counterparty netting in accordance with ASC 210-20.

[(2)] Excludes balances carried at fair value under a fair value option election.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

In addition to the financial instruments carried at fair value on a recurring basis, the Company also carries other financial instruments at fair value on a nonrecurring basis, where the primary measurement basis is not fair value. Examples of such financial instruments include *Receivables from brokers, dealers and clearing organizations* and *Receivables from customers*. Fair value is only used in specific circumstances after initial recognition such as to measure allowance for credit loss. The Company did not record an allowance for credit loss during the year ended March 31, 2024.

6. Derivative Instruments and Hedging Activities

In the normal course of business, the Company enters into transactions in derivative instruments in order to meet the financing and hedging needs of its customers, to reduce its own exposure to market, credit and liquidity risks, and in connection with its proprietary trading activities. These financial instruments may include interest rate and credit default swaps, exchange traded and OTC options, futures, forwards, and FX contracts.

Risks arise from unfavorable changes in interest rates, foreign currency exchange rates or the market values of the securities underlying the instruments, as well as the possible inability of counterparties to meet the

terms of their contracts. The credit risk associated with these contracts is typically limited to the cost of replacing all contracts on which the Company has recorded an unrealized gain.

The Company enters into OTC derivatives, which are negotiated and settled bi-laterally with the derivative counterparty. In addition, the Company enters into certain exchange traded derivatives such as futures and options, and cleared OTC derivative contracts with central counterparties ("CCP"). Exchange traded contracts are generally standardized contracts traded on an exchange and cleared by the CCP. OTC centrally cleared contracts are those contracts which are traded bi-laterally and then novated to a CCP for clearing.

The fair value of all derivatives and associated cash collateral is recorded on a net-by-counterparty basis on the Statement of Financial Condition where the Company believes a legal right of offset exists under an enforceable master netting arrangement.

The following table quantifies the volume of the Company's derivative activity recorded within *Trading assets* and *Trading liabilities* on the Statement of Financial Condition as of March 31, 2024, through a disclosure of notional amounts, in comparison with the fair value of those derivatives. All notional and fair value amounts are disclosed on a gross basis, prior to counterparty and cash collateral netting (in thousands):

	Contract / Notional[1]	Derivative Assets Fair Value	Derivative Liabilities Fair Value
Interest rate contracts	$ 16,481,807,520	$ 123,809,554	$ 122,359,673
Foreign exchange contracts	901,499,477	13,664,188	13,285,298
Equity contracts	237,859,775	15,091,590	16,935,604
Credit contracts	90,889,012	1,177,561	896,950
Gross derivative instruments[2]	$ 17,712,055,784	$ 153,742,893	$ 153,477,525

(1) Represents the total contract/notional amount of the derivative assets and liabilities outstanding.
(2) Notional amounts include notionals related to futures contracts of approximately $72.2 billion. The unsettled variation margin on these futures contracts (excluded from the table above) is included in *Receivables from brokers, dealers and clearing organizations* and *Payables to brokers, dealers and clearing organizations,* on the Statement of Financial Condition.

Offsetting of Derivatives

The Company enters into master netting agreements with substantially all of its derivative counterparties. Where legally enforceable, these master netting agreements give the Company, in the event of default by the counterparty, the right to liquidate securities held as collateral and to offset receivables and payables with the same counterparty. For purposes of the Statement of Financial Condition, the Company offsets derivative assets and liabilities and cash collateral held with the same counterparty where it has such a legally enforceable master netting agreement.

The following table presents information about offsetting of derivative instruments and related collateral amounts in the Statement of Financial Condition as of March 31, 2024, by type of derivative contract,

Nomura Global Financial Products Inc.
Notes to Statement of Financial Condition (continued)

together with the extent to which master netting agreements entered into with counterparties, central clearing counterparties or exchanges permit additional offsetting of derivatives and collateral in the event of counterparty default. Amounts below exclude futures contracts, which are settled daily. The unsettled variation margin on futures contracts is included in *Receivables from brokers, dealers and clearing organizations* and *Payables to brokers, dealers and clearing organizations*, respectively, on the Statement of Financial Condition. Derivative transactions which are not documented under a master netting agreement or are documented under a master netting agreement for which the Company does not have sufficient evidence of enforceability are not offset in the following table.

	Derivative Assets	Derivative Liabilities
	(dollars in thousands)	
Interest rate contracts		
OTC settled bilaterally	$ 123,785,039	$ 122,354,797
OTC centrally cleared	24,512	4,735
Exchange-traded	3	141
Foreign exchange contracts		
OTC settled bilaterally	13,664,188	13,285,298
OTC centrally cleared	-	-
Exchange-traded	-	-
Equity contracts		
OTC settled bilaterally	13,949,250	15,836,576
OTC centrally cleared	-	-
Exchange-traded	1,142,340	1,099,028
Credit contracts		
OTC settled bilaterally	1,177,561	894,980
OTC centrally cleared	-	1,970
Exchange-traded	-	-
Total gross derivatives balances[1]	153,742,893	153,477,525
Less: Amounts offset in the statement of financial condition[2]	(150,827,377)	(148,998,774)
Total net amounts reported on the face of the statement of financial condition[3]	2,915,516	4,478,751
Less: Additional amounts not offset in the statement of financial condition		
Financial instruments and non-cash collateral[4]	(799,299)	(168,101)
Net amount	$ 2,116,217	$ 4,310,650

[1] Includes all gross derivative asset and liability balances irrespective of whether they are transacted under legally enforceable master netting agreement or whether the Company has obtained sufficient evidence of enforceability of the master netting agreement. As of March 31, 2024, the gross balance of derivative assets and derivative liabilities which are not documented under master netting agreements or are documented under master netting agreements for which the Company has not yet obtained sufficient evidence of enforceability was $1,595 million and $2,501 million, respectively, of which $1,142 million and $1,099 million respectively were exchange-traded.

[2] Represents amounts offset through counterparty netting of derivative assets and liabilities as well as cash collateral netting against net derivatives under legally enforceable master netting and similar agreements in accordance with ASC 815. As of March 31, 2024, the Company offset a total of $6,733 million of cash collateral

Nomura Global Financial Products Inc.
Notes to Statement of Financial Condition (continued)

receivables against net derivative liabilities and $8,563 million of cash collateral payables against net derivative assets.

(3) Net derivative assets and net derivative liabilities are generally reported within *Trading assets* and *Trading liabilities*, respectively on the Statement of Financial Condition.

(4) Represents securities collateral which is not permitted to be offset on the face of the Statement of Financial Condition in accordance with ASC 210-20 and ASC 815 but which provide the Company with a legally enforceable right of offset in the event of counterparty default. Amounts relating to derivative and collateral agreements where the Company does not have the legal right of offset or has not yet obtained sufficient evidence of enforceability of such offsetting rights are excluded.

As of March 31, 2024, a total of $311 million of cash collateral receivables and $3,130 million of cash collateral payables have not been offset against net derivatives. Of this amount, $278 million of cash collateral receivables and $2,430 million of cash collateral payables were not offset because they represent collateral amounts in excess of the related counterparty exposure. The remaining amounts were not eligible to be offset, because they are not documented under master netting agreements or are documented under master netting agreements for which the Company has not yet obtained sufficient evidence of enforceability. Cash collateral receivables and cash collateral payables are reported within *Receivables from customers* and *Payables to customers*, respectively on the Statement of Financial Condition.

Derivatives entered into in contemplation of sales of financial assets

At the balance sheet date, the Company did not have any outstanding transactions that comprise a transfer of a financial asset recorded as a sale with an agreement (for example, a total return swap or similar derivative) entered into with the transferee in contemplation of the initial transfer, whereby the Company retains substantially all of the exposure to the economic return on the transferred financial asset throughout the term of the transaction.

7. Collateralized Financing Agreements

The Company enters into collateralized transactions including resale agreements, repurchase agreements, securities borrowing and securities lending transactions, mainly to finance trading inventory positions and to obtain securities for settlement.

These transactions are documented under industry-standard master netting agreements which reduce the Company's credit exposure to the affiliates as they permit the close-out and offset of transactions and collateral amounts in the event of default of the affiliate counterparties. In order to support the enforceability of the close-out and offsetting rights within these agreements, the Company has obtained external legal opinions.

In all of these transactions, the Company either receives or provides collateral, including government, agency, and equity securities. In most cases, the Company is permitted to use the securities received to secure repurchase agreements, enter into securities lending transactions or to cover short positions with counterparties. In repurchase and resale transactions, the value of collateral typically exceeds the amount of cash transferred. Collateral is generally in the form of securities. Securities borrowing transactions

generally require the Company to provide the affiliate counterparties with collateral in the form of cash or other securities. For securities lending transactions, the Company generally receives collateral in the form of cash or other securities.

The Company monitors the market value of the securities borrowed or loaned and requires additional cash or securities, as necessary, to ensure that such transactions are adequately collateralized for the Company's risk management purposes throughout the life of the transactions.

Resale agreements and repurchase agreements with the same counterparty are offset in the Statement of Financial Condition where the specific criteria defined by ASC 210-20 are met.

The following table presents information about offsetting of these transactions in the Statement of Financial Condition, together with the extent to which master netting agreements entered into with the affiliate counterparties permit additional offsetting in the event of counterparty default (in thousands):

	Assets		Liabilities	
	Resale agreements	Securities borrowing transactions	Repurchase agreements	Securities lending transactions
Total gross balance	$ 10,469,318	$ 11,711,551	$ 2,753,935	$ 9,539,851
Less: Amounts offset in the statement of financial condition [1]	(2,373,600)	-	(2,373,600)	-
Total net amounts reported on the face of the statement of financial condition [2]	8,095,718	11,711,551	380,335	9,539,851
Less: Additional amounts not offset in the statement of financial condition: [3]				
Financial instruments and non-cash collateral	(8,095,718)	(11,711,551)	(380,335)	(9,539,851)
Cash collateral	-	-	-	-
Net amount	$ -	$ -	$ -	$ -

[1] Represents amounts offset through counterparty netting of resale agreements and repurchase agreements in accordance with ASC 210-20.

[2] Resale agreements and securities borrowing transactions are reported within *Collateralized financing agreements* on the Statement of Financial Condition as *Securities purchased under agreements to resell* and *Securities borrowed*, respectively. Repurchase agreements and securities lending transactions are reported within *Collateralized financing agreements* on the Statement of Financial Condition as *Securities sold under agreements to repurchase* and *Securities loaned*, respectively.

[3] Represents amounts which are not permitted to be offset on the face of the Statement of Financial Condition in accordance with ASC 210-20 but which provide the Company with the right of offset in the event of counterparty default.

Nomura Global Financial Products Inc.
Notes to Statement of Financial Condition (continued)

Maturity analysis of repurchase agreements and securities lending transactions and Securities transferred in repurchase agreements and securities lending transactions

The following tables present analyses of the total gross balance of liabilities recognized in the Statement of Financial Condition for repurchase agreements and securities lending transactions by remaining contractual maturity of the agreement and class of securities transferred as of March 31, 2024. Amounts reported are shown prior to counterparty netting in accordance with ASC 210-20 (in thousands):

Maturity analysis

	Overnight and open [(1)]	Up to 30 days	30-90 days	90 days - 1 year	Greater than 1 year	Total
Repurchase agreements	$ 2,443,756	$ 267,654	$ -	$ -	$ 42,525	$ 2,753,935
Securities lending transactions	9,539,851	-	-	-	-	9,539,851
Total gross recognized liabilities [(2)]	$ 11,983,607	$ 267,654	$ -	$ -	$ 42,525	$ 12,293,786

Security analysis

	Repurchase agreements	Securities lending transactions	Total
Equity securities	$ -	$ 7,380,047	$ 7,380,047
U.S. and foreign government and agency securities	2,653,628	-	2,653,628
Bank and corporate debt securities	100,307	2,159,804	2,260,111
Total gross recognized liabilities [(2)]	$ 2,753,935	$ 9,539,851	$ 12,293,786

[(1)] Open transactions do not have an explicit contractual maturity date and are terminable on demand by the Company or the counterparty.

[(2)] Repurchase agreements and securities lending transactions are reported within *Collateralized financing agreements* on the Statement of Financial Condition as *Securities sold under agreements to repurchase* and *Securities loaned*, respectively. The total gross recognized liabilities reported for repurchase agreements and securities lending transactions are consistent with the total gross balances reported in the offsetting disclosures above.

Collateral received by the Company

The Company receives collateral in the form of securities in connection with resale agreements, securities borrowed and derivative collateral agreements. When the Company borrows securities, it collateralizes the lender by pledging cash or other securities. At March 31, 2024, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was $24.9 billion and the fair value of the portion that had been sold or repledged was $17.8 billion.

Nomura Global Financial Products Inc.
Notes to Statement of Financial Condition (continued)

Collateral pledged by the Company

The Company pledges firm-owned securities to collateralize repurchase agreements and securities loaned transactions. In addition, the Company pledges firm-owned securities as collateral in connection with derivative transactions. Pledged securities that can be sold or repledged by the secured party are $11.3 billion at March 31, 2024 and are disclosed in parenthesis as pledged within *Trading assets* on the Statement of Financial Condition. At March 31, 2024 the Company had not pledged any *Trading assets* owned as collateral which the secured party does not have the right to sell or repledge.

8. Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Receivables from and payables to brokers, dealers and clearing organizations consist of the following at March 31, 2024 (in thousands):

	Receivables	Payables
Pending trades, net	$ -	$ 987,734
Receivables from / payables to brokers, dealers and clearing organizations	202,095	43,778
	$ 202,095	$ 1,031,512

Receivables from/payables to brokers, dealers and clearing organizations primarily include cash collateral deposited with broker-dealer affiliates in their capacity as clearing brokers for the Company's exchange traded derivative trades as well as unsettled variation margin. Pending trades represent the net amount payable on unsettled regular-way securities transactions.

9. Subordinated Borrowings

The Company's subordinated borrowings are term borrowings with NHA covered by agreements approved by the SEC and are included by the Company in regulatory net capital, as defined, under the SEC Rule 18a-1. Under this agreement, NHA agrees that the obligations of the Company with respect to the payment of principal and interest are subordinate in right to claims of present and future creditors of the Company. The borrowing agreements contains evergreen provisions that automatically extends the maturity by one year unless specified actions are taken prior to maturity date. To the extent that such borrowings are required for the Company's continued compliance with minimum regulatory net capital requirements, repayment is deferred.

Borrowings at March 31, 2024 is as follows (dollars in thousands):

Lender	Par Value	Type	Maturity Date	Interest Rate
NHA	$ 700,000	Term	December 16, 2024	Variable
NHA	500,000	Term	March 5, 2025	Variable
NHA	500,000	Term	March 29, 2025	Variable
NHA	300,000	Term	September 30, 2025	Variable
	$ 2,000,000			

At March 31, 2024, the interest rate on these borrowings was 6.52%, which is based on SOFR plus a spread. Interest payable was $11.2 million at March 31, 2024.

10. Off-Balance Sheet Risks and Concentration of Credit and Market Risks

Financial Instruments with Off-Balance Sheet Risk

The Company has sold securities it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded this obligation within *Trading liabilities* on the Statement of Financial Condition at March 31, 2024, at the fair value of such securities and will incur a loss if the fair value of the securities increases subsequent to March 31, 2024. Generally, the Company limits this risk by holding offsetting securities, futures or options positions.

Credit Risk

The Company is engaged in various trading and brokerage activities with counterparties which include domestic financial institutions, multinational corporations, banks, investment funds, security exchanges and clearing organizations. A substantial portion of the Company's securities transactions are collateralized. The Company's exposure to credit risk associated with the nonperformance of these customers and counterparties in fulfilling their contractual obligations may be directly impacted by volatile or illiquid trading markets.

Credit risk arises from a failure of a counterparty to perform according to the terms of the contract. The Company's exposure to credit risk at any point in time is approximated by the fair value of the contracts reported as assets. These amounts are reported on a net-by-counterparty basis consistent with ASC 815-10-45.

The Credit Risk Management ("CRM") department manages the credit risk exposure that arises from transactions. The CRM department is an independent control function. The Company's process for managing credit risk includes:

- Evaluation of likelihood that a counterparty defaults on its payments and obligations;

- Assignment of internal credit ratings to all active counterparties;

Nomura Global Financial Products Inc.
Notes to Statement of Financial Condition (continued)

- Approval of extensions of credit and establishment of credit limits;

- Measurement, monitoring and management of the firm's current and potential future credit exposures;

- Setting credit terms in legal documentation including margin terms;

- Use of appropriate credit risk mitigants including netting, collateral and hedging;

- Active communication and co-operation with various stakeholders such as Trading units, Operations, Legal department, Compliance and Finance.

The CRM department has determined there is no direct or material indirect impact to the Company with regards to the ongoing geopolitical conflict.

The credit quality of the Company's derivatives portfolio is summarized in the table below, according to internally-defined ratings which are comparable to Standards and Poor's ratings. For the purpose of this table, credit exposure is defined as non-affiliate counterparties with which the Company has a positive fair value position, after netting in accordance with ASC 815-10-45.

Internal Rating	Percent of Total
AAA	0%
AA	37%
A	19%
BBB	8%
BB	6%
B and lower	21%
Unrated	9%
Total internal rating	100%

The Company's concentration of credit risk arises from its gross exposure to financial institutions. The following table presents the Company's concentration of exposures arising out of OTC derivative transactions. The gross fair value of derivative assets represents the maximum amount of loss due to credit risk that the Company would incur if the counterparties of the Company failed to perform in accordance with the terms of the instruments and if any collateral or other securities the Company held in relation to those instruments proved to be of no value (in millions):

Industry Concentration	Gross Fair Value	Impact of Master Netting Agreements	Impact of Collateral	Net Exposure
Financial institutions	$ 150,079	$ (141,306)	$ (5,966)	$ 2,807

Credit Event Contingencies

The Company enters into certain OTC derivatives where the related collateralization provisions contain credit-risk-related contingent features. These features are clauses that would require the Company to post additional collateral or settle the instrument upon occurrence of a credit event, the most common of which would be a downgrade in the long-term credit rating of NHI or NSC.

The aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a net liability position on March 31, 2024 was $2.0 billion with related collateral pledged at that date of $1.5 billion. In the event of a one-notch downgrade to the long-term credit rating of NHI or NSC, the Company would need to post $2.3 million of additional collateral.

Use of Credit Derivatives

In the normal course of business, the Company enters into credit derivatives, primarily with an affiliate company, as part of its trading activities for credit risk mitigation, proprietary trading positions and for client transactions. Credit derivatives are derivative instruments in which one or more of their underlyings are related to the credit risk of a specified entity (or group of entities) or an index based on the credit risk of a group of entities and that expose the seller to potential loss from credit risk related events specified in the contract. The types of credit derivatives used by the Company are those linked to the performance of a credit default index and single-name credit default swaps.

The Company actively monitors and manages its credit derivative exposures. Where credit protection is sold, risks may be mitigated by purchasing credit protection from other third parties either on identical underlying reference assets or on underlying reference assets with the same issuer which would be expected to behave in a correlated fashion.

The Company quantifies the value of these purchased contracts in the following table in the row titled "Protection purchased." These amounts represent purchased credit protection which generally act as a hedge against the Company's written exposures. To the extent the Company is required to pay out under the written credit derivative, a similar amount would generally become due to the Company under the purchased protection.

The following table presents information about the Company's written credit derivatives and the related protection purchased at March 31, 2024 (in millions):

	Carrying Value	Maximum Payout on Protection sold or Receivable on Protection Purchased (Notionals)			
			Years to Maturity		
		Total	0-3 years	3-5 years	More than 5 years
Protection sold	$ 916 [1]	$ 44,712	$ 17,580	$ 24,362	$ 2,770
Protection purchased	$ (931) [1]	$ 44,911	$ 17,466	$ 24,591	$ 2,854

[1] Carrying values are reported on a gross basis, prior to cash collateral and counterparty netting

Credit derivatives have a stated notional amount which represents the maximum payment the Company may be required to make under the contract. However, this is generally not a true representation of the amount the Company will actually pay as in addition to purchased credit protection, other risk mitigating factors reduce the likelihood of any payment, including the probability of default and the recovery value of the underlying asset. The Company believes that the maximum potential amount of future payments for credit protection sold does not represent the actual loss exposure based on historical experience.

The following table presents information about the Company's written credit derivatives by external credit rating of the underlying asset. Where written credit derivatives have an index as an underlying, the exposure detailed below has been decomposed into the ratings categories below based on ratings of securities or derivatives comprising the index. Where multiple external ratings exist from the major rating services, the rating designated below is determined as the middle rating when ratings are available from all three major rating services, or the lower rating when only two ratings are available, consistent with guidelines specified under the Basel Accords.

Maximum Payout/Notional on Protection sold
(Dollars in Millions)

AAA	AA	A	BBB	BB	Other [1]	Total
$ 19,366	$ 11,976	$ 6,129	$ 3,213	$ 1,450	$ 2,578	$ 44,712

[1] Other includes credit derivatives where credit rating of the underlying reference asset is below BB, or where no credit rating is available.

Market Risk

The Company is exposed to market risk. Market risk is the risk of loss arising from fluctuations in the value of assets and debts (including off-balance sheet items) due to fluctuations in market risk factors (interest rates, FX rates, prices of securities and others). Market risk primarily impacts the Company's trading activities.

Effective management of market risk requires the ability to analyze a complex and constantly changing global market environment, identify problematic trends and ensure that appropriate action is taken in a timely manner.

The Company uses a variety of complementary tools to measure, model and aggregate market risk. The principal statistical measurement tool used to assess and monitor market risk on an ongoing basis is Value at Risk ("VaR"). Limits on VaR are set in line with the Company's risk appetite as expressed through economic capital. In addition to VaR, the Company uses sensitivity analysis and stress testing to measure and analyze its market risk. Sensitivities are measures used to show the potential changes to a portfolio due to standard moves in market risk factors. They are specific to each asset class and cannot usually be aggregated across risk factors.

Stress testing explores portfolio risks or tail risks, including non-linear behaviors and can be aggregated across risk factors at any level of the group hierarchy. Market risk is monitored against a set of approved limits, with daily reports and other management information provided to the business units and senior management.

VaR is a measure of the potential loss in the value of the Company's trading positions due to adverse movements in markets over a defined time horizon with a specified confidence level. Market risks that are incorporated in the VaR model include equity prices, interest rates, credit, FX rates, and commodities with associated volatilities and correlations.

11. Contingent Liabilities and Guarantees

Contingencies

In the normal course of business the Company is involved in investigations, lawsuits and other legal proceedings and, as a result, may suffer loss from any fines, penalties or damages awarded against the Company, any settlements the Company chooses to make to resolve a matter, and legal and other advisory costs incurred to support and formulate a defense.

The ability to predict the outcome of these actions and proceedings is inherently difficult, particularly where claimants are seeking substantial or indeterminate damages, where investigations and legal proceedings are at an early stage or where the matters present novel legal theories or involve a large number of parties.

The Company regularly evaluates each legal proceeding and claim on a case-by-case basis in consultation with legal counsel to assess whether an estimate of possible loss or range of loss can be made, if recognition of a liability is not appropriate. In accordance with ASC 450 "Contingencies" ("ASC 450"), the Company recognizes a liability for this risk of loss arising on each individual matter when a loss is probable and the amount of such loss or range of loss can be reasonably estimated. The amount recognized as a liability is reviewed at least quarterly and is revised when further information becomes available. If these criteria are not met for an individual matter, such as if an estimated loss is only reasonably possible rather than probable, no liability is recognized. However, where a material loss is reasonably possible, the Company will disclose details of the legal proceeding or claim below. Under ASC 450 an event is defined as reasonably possible if the chance of the loss to the Company is more than remote but less than probable.

The Company has responded to requests from the U.S. Commodity Futures Trading Commission ("CFTC") in relation to swap trading related to bond issuances. On February 1, 2021, the CFTC filed a civil enforcement action against an employee of an affiliated company and charged him with violating the anti-

fraud, price manipulation and false statements provisions of the Commodity Exchange Act in relation to a 2015 interest rate swap transaction. The ultimate outcome of this matter cannot be determined at this time.

At March 31, 2024, there were no matters for which a legal reserve was required and no items where an estimable material loss is reasonably possible.

Guarantees

The Company applies the provisions of ASC 460, *Guarantees* ("ASC 460"), which provides accounting and disclosure requirements for certain guarantees. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or FX rate, security or commodity price, an index, or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. ASC 460 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company has provided a guarantee to a derivatives clearinghouse of which it is a clearing member. This guarantee is required under the standard membership agreement of the clearinghouse such that members are required to guarantee the performance of other members. To mitigate these performance risks, the clearinghouse requires its members to post collateral in the form of a default fund contribution. The Company's liability under this arrangement is not quantifiable and could exceed the cash it has posted as a default fund contribution. However, the potential for the Company to be required to make payments under such guarantees is deemed remote. Accordingly, no contingent liability is recorded on the Statement of Financial Condition.

The Company enters into certain derivative contracts that meet the ASC 460 definition of guarantees. Because the Company does not track whether its clients enter into these derivative contracts for speculative or hedging purposes, the Company has disclosed information about derivative contracts that could meet the ASC 460 definition of guarantees.

For information about the maximum potential amount of future payments that the Company could be required to make under certain derivatives, such as written put options, the notional amount of contracts has been disclosed. However, the maximum potential payout for certain derivative contracts, such as written interest rate caps and written currency options, cannot be estimated, as increases in interest or FX rates in the future could be theoretically unlimited.

The Company records all derivative contracts at fair value on its Statement of Financial Condition. The Company believes the notional amounts generally overstate its risk exposure. Because the derivative contracts are accounted for at fair value, carrying value is considered to be the best indication of payment/performance risks for individual contracts.

The following table sets forth information about the Company's derivative contracts that could meet the definition of a guarantee (other than credit derivatives disclosed as protection sold in Note 10) as of March 31, 2024 (in millions):

| | | Maximum Payout/Notional By Period of Expiration | | | | | | |
| | | | Years to Maturity | | | | | |
Carrying Value of Liability	Maximum Payout	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	After 5 years
$ 65,348	$ 4,084,967	$ 501,646	$1,029,336	$ 705,965	$ 281,283	$ 108,893	$ 1,457,844

12. Income Taxes

The Company is included in the consolidated federal and certain combined state and local tax returns filed by NHA and Subsidiaries (the "Group"). The Company and the Group have a practice whereby federal, and state and local taxable income and tax liability is determined for financial reporting purposes on a separate company basis. Compensation is provided to the members of the Group, including the Company, on a modified benefits for loss approach, which is to the extent the member produces tax benefit items which are eligible to be utilized by the Group. Any such losses (current or carried forward) compensated for by the group are not recognized as deferred tax assets on the company's Statement of Financial Condition. The accrual for unrecognized tax benefits, on the other hand, is accrued on a weighted basis of the Company's share of the Group's unrecognized tax benefits. Federal and certain state and local income and capital taxes are paid to NHA in accordance with this practice. As such, income taxes payable of $10.3 million, primarily payable to NHA for the Federal, New York State ("NYS"), New York City ("NYC") and other state and local income taxes, and capital taxes payable of $1.0 million, primarily payable to NHA for NYS, NYC, and other state and local capital taxes are included in *Other payables to affiliates* on the Statement of Financial Condition as of March 31, 2024.

The components of the Company's net DTA as of March 31, 2024 are as follows (in thousands):

Deferred tax asset	$ 596,451
Less: Valuation allowance	(596,451)
	-
Deferred tax liabilities	-
Net deferred tax asset/(liability)	$ -

ASC 740 prescribes an asset and liability approach to accounting for taxes that requires the recognition of DTAs and deferred tax liabilities ("DTLs") for the expected future tax consequences of events that have been recognized in the financial statements or tax returns. In estimating future tax consequences, ASC 740 generally considers all expected future events other than future enactment of changes in the tax law or rates. The gross DTAs relate primarily to net operating loss ("NOL") carryforwards.

A VA of $596 million has been maintained against the Company's net DTAs in accordance with the realization criteria set forth in ASC 740. The gross DTA and corresponding VA were both increased by $6.3 million primarily due to the movement in the compensation accrual.

At March 31, 2024, the Company had federal NOL carryforwards of approximately $2.2 billion of which $0.7 billion will expire beginning March 31, 2028 while $1.5 billion can be carried forward indefinitely. In addition, the Company had NYS and NYC NOL carryforwards of approximately $0.9 billion and $0.9 billion respectively. Both NYS and NYC NOL will expire beginning March 31, 2035.

Roll-forward of unrecognized tax benefits (in thousands):

Balance at April 1, 2023	$	3,223
Addition in tax position of prior years		201
Reductions due to lapse of statute of limitations		(813)
Balance at March 31, 2024	$	2,611

The balance of the net unrecognized tax benefits, due to uncertainties in tax law/acceptance of application of new rules, is included in *Other Liabilities* on the Statement of Financial Condition as of March 31, 2024. If recognized, these benefits would favorably impact the effective tax rate in future periods.

The Company did not accrue any material interest expense or tax penalty on the unrecognized tax benefits during the year. As of March 31, 2024, the Company is subject to tax examination for tax years ending March 31, 2021 through 2023 at the federal level and for tax years ending March 31, 2020 through 2023 at the NYS and NYC level.

13. Net Capital

As a registered OTC derivatives dealer and Security Based Swap Dealer the Company is subject to SEC Rule 18a-1 which requires the maintenance of minimum regulatory net capital. SEC Rule 18a-1 requires that the Company maintain minimum regulatory net capital, as defined, equal to the greater of $20,000,000 or 2% of the risk margin amount related to Security Based Swaps, as defined. The Company is also subject to CFTC Regulation 23.101, which requires the maintenance of regulatory net capital of 2% of the uncleared swap margin requirement, as defined, for all Swaps.

At March 31, 2024, the CFTC minimum requirement of 2% of the total risk margin requirement, as defined, for all Swaps resulted in a greater regulatory net capital requirement than the SEC's requirement. At March 31, 2024, the Company had regulatory net capital of approximately $1,770.7 million, which was approximately $1,559.5 million in excess of required net capital. As an SEC registered OTC Derivatives Dealer and Securities based Swap Dealer and as a CFTC registered Swap Dealer, the Company does not carry securities accounts for customers and therefore is exempt from the provisions of SEC Rule 18a-4.

Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Rule 18a-1.

14. Subsequent Events

The Company has evaluated subsequent events through May 29, 2024, the date as of which this Statement of Financial Condition is available to be issued.